Exhibit 99.1

The Bank of Nova Scotia

ANNUAL

INFORMATION

FORM

NOVEMBER 29, 2016

TABLE OF CONTENTS

	AIF Page No.	MD&A Reference
Distribution Notice	1
Financial Data	1
Forward-looking Statements	1
CORPORATE STRUCTURE	2
Name, Address and Place of Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BANK’S BUSINESS	2
Three-Year History	2
DESCRIPTION OF THE BANK’S BUSINESS	3
General Summary	3	pp. 47-59
Social and Environmental Policies	8
Risk Factors	8	pp. 60-98
DIVIDENDS	8
DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE	10	pp. 31-37
Common Shares	10
Preferred Shares – General	10
Certain Provisions of the Preferred Shares	11
Constraints on Ownership of the Bank’s Shares	12
Credit Ratings of Securities and Liquidity	12
MARKET FOR SECURITIES OF THE BANK	14
Trading Price and Volume	14
Prior Sales	16
DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK	16
Directors and Board Committees of the Bank	16
Executive Officers of the Bank	18
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	19
Shareholdings of Management	20
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	20
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	20
TRANSFER AGENT AND REGISTRAR	21
CONFLICTS OF INTEREST	21
EXPERTS	21
THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE	21
Shareholders’ Auditors	22	Table 81 on p. 118
ADDITIONAL INFORMATION	23
Schedule A – Principal Subsidiaries	24
Schedule B – Definition of Credit Ratings	25
Schedule C – Audit and Conduct Review Committee Charter	27

Distribution Notice

When this Annual Information Form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents (or excerpts thereof) incorporated herein by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”, “Scotiabank”, “we” or “our”) dated November 29, 2016 (the “AIF”), are disclosed in the Management’s Discussion and Analysis for the year ended October 31, 2016 (the “MD&A”). The MD&A is also available on SEDAR at www.sedar.com.

Financial Data

Except as otherwise noted, all information is given at or for the year ended October 31, 2016. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise noted.

Forward-looking Statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States (“U.S.”) Securities and Exchange Commission (“SEC”), or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the MD&A in the Bank’s 2016 Annual Report under the headings “Overview – Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may”, “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2016 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud or other criminal behaviour by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors, including through internet and mobile banking; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview – Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

CORPORATE STRUCTURE

Name, Address and Place of Incorporation

The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”). The Bank is a Schedule I bank under the Bank Act and the Bank Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 1W1 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. A copy of the Bank’s by-laws is available on www.sedar.com.

Intercorporate Relationships

Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exceptions of Scotia Holdings (US) Inc. and Scotiabanc Inc., which are incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, with the exception of: HollisWealth Inc., 1832 Asset Management L.P., Scotia Capital Inc. and Scotia Securities Inc. which are incorporated or established and existing under the laws of the Province of Ontario.

The Bank’s principal subsidiaries are listed on Schedule “A”.

GENERAL DEVELOPMENT OF THE BANK’S BUSINESS

Three-Year History

The Bank is Canada’s international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. With a team of more than 88,000 employees, we are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking and capital markets.

As reported in accordance with IFRS, for the fiscal year ended October 31, 2016, the Bank’s net income attributable to common shareholders was $6,987 million, an increase of $90 million or 1.3% from $6,897 million in 2015. The Bank’s net income attributable to common shareholders was $6,916 million in 2014. Earnings per share (on a diluted basis) for the fiscal year ended October 31, 2016 was $5.77, compared to $5.67 in 2015 and $5.66 in 2014. The 2016 results included a restructuring charge of $378 million (pre-tax) that had a $0.23 impact on diluted earnings per share. The 2014 results included a number of notable items (see MD&A, Table 15, page 26) that had a $0.23 impact on the diluted earnings per share.

Return on equity for the fiscal year ended October 31, 2016 was 13.8%, compared to 14.6% in 2015 and 16.1% in 2014. In fiscal 2016, the Bank’s actual dividend payout ratio was 49.6%, compared to 47.7% in 2015 and 45.0% in 2014.

On February 1, 2016, the Bank completed the acquisition of Citigroup’s retail and commercial business in Costa Rica and Panama, for approximately US$360 million. This transaction has strengthened our core Central American franchise, including our credit card businesses in both Costa Rica and Panama, as well as providing strong revenue growth and product diversification.

On November 16, 2015, the Bank acquired a $1,700 million credit card portfolio and platform from JP Morgan Chase. The acquisition aligned with our strategy of growing our Canadian credit card business and customer base, while expanding our product portfolio to become the first bank in Canada to offer customers Visa, AMEX and MasterCard credit card alternatives.

On May 1, 2015, the Bank acquired a 51% interest in Cencosud S.A.’s financial services business for approximately US$280 million, as part of a 15-year strategic alliance. This partnership provided our customers with more credit card options, making Scotiabank one of the largest credit card providers in Chile. This transaction is aligned with our strategy to attract new customers, build scale, and increase market share across our priority markets.

On May 1, 2015, the Bank’s subsidiary in Peru acquired the retail and commercial banking operations of Citibank in Peru for $380 million. This transaction is consistent with the Bank’s focus on increasing scale in Peru, Mexico, Colombia and Chile.

Effective November 1, 2014, the Bank’s global wealth and insurance businesses were integrated into the Bank’s Canadian Banking, International Banking and Global Banking and Markets businesses.

On October 1, 2014, the Bank acquired a 20% equity stake in Canadian Tire Financial Services for $500 million. The exclusive partnership supports the Bank’s strategy to grow our Canadian credit card business, while increasing value to new customers.

On June 17, 2014, the Bank completed a secondary offering of 82,800,000 common shares of CI Financial at a price of $31.60 per common share, for gross proceeds of $2,616 million.

DESCRIPTION OF THE BANK’S BUSINESS

General Summary

A profile of each of the Bank’s major business lines is discussed below and additional information on the Bank’s business lines is available in the MD&A, on pages 47 to 59 inclusive, and those pages are herein incorporated by reference.

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 10 million Retail, Small Business, Commercial Banking, and Wealth Management customers. It serves these customers through its network of 980 branches and more than 3,500 automated banking machines (ABMs), as well as internet, mobile and telephone banking and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to over two million Tangerine Bank customers. Canadian Banking is comprised of the following areas:

•

Retail and Small Business Banking provides financial advice and solutions and day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans and related creditor insurance products, to individuals and small businesses. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, and investments to self-directed customers.

•

Commercial Banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to medium and large businesses, including automotive dealers and their customers to whom we provide retail automotive financing solutions.

•

Wealth Management provides a suite of investment and wealth management advice, services, products and solutions to customers, as well as advisors. The asset management business is focused on developing investment solutions for both retail and institutional investors. The customer facing wealth businesses, including private customer, online brokerage, full-service brokerage, pensions, institutional customer services and an independent advisor channel, are focused on providing a full suite of wealth management solutions to our customers.

International Banking

International Banking (IB) has a well-established, diversified franchise that serves more than 14 million Retail, Corporate, and Commercial customers across our footprint. These customers are supported by over 50,000 employees, 1,800+ branches, and a network of contact and business support centres. IB is focused on Latin America, including the Pacific Alliance countries of Mexico, Peru, Chile and Colombia, and the Caribbean and Central America.

Global Banking and Markets

Global Banking and Markets (GBM) conducts the Bank’s wholesale banking and capital markets business with corporate, government and institutional investor clients. GBM is a full-service wholesale bank and investment dealer in Canada and Mexico, and offers a range of products and services in the U.S., Latin America (excluding Mexico), and in select markets in Europe, Asia and Australia. More specifically, GBM provides clients with: corporate lending; transaction banking (including trade finance and cash management); investment banking (including corporate finance and mergers & acquisitions); fixed income and equity underwriting, sales, trading and research; prime services (prime brokerage and stock lending); foreign exchange sales and trading; commodity derivatives; precious and base metals sales, trading, financing and physical services; and collateral management. Scotiabank took steps to refocus its Asia business this year. This included the establishment of a fully-licensed branch in Australia, the closing of our representative offices in Vietnam and Thailand, and the closing of our branches in Taiwan and Dubai.

Competition

The Canadian banking system consists of numerous banks and other financial institutions. Certain large Canadian banks are required by law to be widely held because their equity exceeds a threshold of $12 billion. These banks compete nationwide through extensive branch networks, ABMs, telephone, internet and mobile banking offerings. In total, the Canadian system includes 30 domestic banks, 55 foreign banks and about 620 credit unions and caisses populaires. More broadly, the Canadian financial services industry includes thousands of institutions such as life insurance companies, property and casualty insurers, consumer finance companies, independent investment dealers and independent retail mutual fund management companies.

Scotiabank is Canada’s international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. The bank provides customers a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. In providing these services and products, Scotiabank competes with local and international banks and other financial institutions.

Competition is reflected in the range of products and services offered, innovation in features, services, technology and delivery and the different pricing adopted. Canada ranks 7th in the world in terms of its financial market development, according to the 2016-17 Global Competitiveness survey of the World Economic Forum. Additionally, a greater number of service providers in the Canadian marketplace are offering alternative channels and competition in the payments space. The increased number of new entrants into the financial services sector in recent years has also underscored an enhanced level of competition.

Supervision and Regulation in Canada

As a Canadian Schedule I Bank, the Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and co-operative credit associations.

In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (a) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate, or (b) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service. A bank may also invest in entities that provide professional investment management to closed-end funds and mutual funds, engage in the distribution of mutual funds and provide consulting and agency services for real property or service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance (the “Minister”) or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Canadian chartered banks may offer through their branch network credit or charge-card related insurance, creditors’ disability insurance, creditors’ life insurance, creditors’ loss of employment insurance, creditors’ vehicle inventory insurance, export credit insurance, mortgage insurance and travel insurance. Outside bank branches, a bank may offer insurance only in the limited circumstances prescribed by the Bank Act.

Without Minister approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more (which includes the Bank). A person is a major shareholder of a bank if: (a) the aggregate of shares of any class of voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 20% of that class of voting shares; or (b) the aggregate of shares of any class of non-voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 30% of that class of non-voting shares. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act. However, in 2009 certain amendments were made to the Bank Act that provide for limited circumstances in which the Canadian federal government may be permitted to acquire shares of a bank, including the Bank, if the Minister and Governor in Council were to conclude that to do so would promote stability in the financial system. While the government holds any shares of a bank, including the Bank, the Minister may impose certain terms and conditions, including conditions on the payment by the Bank of dividends on any of its shares.

The Superintendent is responsible to the Minister for the administration of the Bank Act. The Superintendent is required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister. The Bank is also required to disclose certain financial information. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada, and the activities of the Bank in Canada are subject to various other federal statutory provisions, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act which applies to all of the Bank’s businesses in Canada. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are regulated in Canada under the Trust and Loan Companies Act and the Insurance Companies Act, respectively, and under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self-regulatory organizations, such as the Investment Industry Regulatory Organization of Canada for broker dealers and the Mutual Fund Dealers Association for mutual fund dealers.

International Supervision and Regulation

Capital adequacy for Canadian banks is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”) and subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervisions (BCBS) and commonly referred to as Basel III. Additional information on the regulatory capital of the Bank and developments facing the Bank are described under the headings “Regulatory capital” and “Regulatory developments related to capital” on pages 31 and 32 of the MD&A, respectively, and those sections are incorporated herein by reference.

Foreign Account Tax Compliance Act (“FATCA”)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Implementation of the CRS commenced in January 2016 in countries that signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these signed on as early adopters. Draft legislation to implement the CRS in Canada was released by the Department of Finance on October 14, 2016. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA and CRS related obligations worldwide while minimizing negative impact on the client experience. The Bank will meet all obligations imposed under FATCA, CRS, and other tax information exchange regimes, in accordance with local law.

Supervision and Regulation Outside Canada – Key Jurisdictions

United States

The activities of the Bank and its subsidiaries in the U.S. are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Federal Reserve Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the U.S. The SEC, state securities regulators and self-regulatory organizations, such as the Financial Industry Regulatory Authority, regulate its broker-dealer subsidiary and the Commodity Futures Trading Commission (“CFTC”) oversees the Bank’s swaps and commodities trading and clearing businesses.

The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial activities to be undertaken in the U.S. In addition, the Bank owns a commercial and retail bank in the Commonwealth of Puerto Rico that is subject to various laws and regulation and examination by the Commonwealth of Puerto Rico and federal regulators and is a Federal Deposit Insurance Corporation-insured depository institution. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s U.S. branches, agencies and subsidiary bank can engage in with affiliates of the Bank.

The Bank, as a non-U.S. bank with U.S. operations, is required by the U.S. Bank Secrecy Act as amended by the USA PATRIOT Act of 2001, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. Failure of a financial institution to comply with these requirements could have serious legal and reputational consequences for the institution.

On December 10, 2013, the Federal Reserve Board approved a final rule implementing Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), commonly known as the Volcker Rule. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has developed an enterprise wide compliance program to meet the requirements of the Volcker Rule, which became effective on July 21, 2015. These impacts are not expected to materially affect the Bank’s overall financial results.

On February 18, 2014, the Federal Reserve Board approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. Regulation YY implements certain provisions of section 165 that require the Federal Reserve Board to establish enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion or more. With respect to foreign banking organizations, the overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S., has established a U.S. Risk Committee and has taken other steps to help ensure compliance with the final rule, which became effective in July 2016. The Bank is not currently required to form a U.S. intermediate holding company under the final rule.

The SEC has taken several steps toward completing its regulatory framework for security-based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The Bank, which is currently registered as a swap dealer with the CFTC, anticipates that it will be required to register as a security-based swap dealer with the SEC.

Mexico

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law for the Regulation of Financial Groups of Mexico and the Rules for the Establishment of Foreign Affiliate Financial Institutions of Mexico. The governing authority is the Ministry of Finance of Public Credit of Mexico and the supervising and regulatory authorities are the Central Bank of Mexico, the National Banking and Securities Commission and the National Commission for the Protection of the Users of Financial Services.

Peru

Scotiabank Peru S.A.A. is a “banking company” pursuant to the Law of the Banking System, Insurance and Private Pension Funds Administrators and applicable rules for financial groups enacted by the Superintendency of Banking System, Insurance and Private Pension Funds Administrators (“SBS”) and the Superintendency of Securities Market (“SMV”). Beside SBS and SMV, the other governing authorities are the Central Bank of Peru, and the National Institution for the Defense of Competition and Intellectual Property (“Indecopi”), in charge, among other functions, of the protection of consumers of financial services.

Pursuant to SBS and SMV regulations on ownership and control of supervised companies, Scotiabank Peru S.A.A. also reports on its holding company shareholders, Scotia Peru Holdings S.A. and NW Holdings Ltd.

Chile

Scotiabank Chile is a special stock corporation governed by the provisions of the General Banking Act and by the provisions applicable to listed corporations contained in the Corporations Act. It is supervised by the Superintendency of Banks and Financial Institutions (“SBIF”), which is an autonomous institution related to the Chilean Government through the Ministry of Finance. Scotiabank Chile is also governed by the Central Bank of Chile and the National Consumer Service (Sernac), the latter being responsible for, among other functions, consumer protection with regards to financial services, in accordance with the provisions of the Financial Consumer Protection Act. Scotiabank Chile’s subsidiaries are supervised by the SBIF or by the Superintendency of Securities and Insurances (SVS), according to their respective business lines.

Colombia

Banco Colpatria Multibanca Colpatria S.A. (“Banco Colpatria”), a subsidiary of the Bank, is a bank incorporated in compliance with the regulations of the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or “SFC”). The SFC is the supervisor of the national banking, insurance, pension funds, and securities markets under Colombian laws, with the purpose of assuring their stability, efficiency and transparency, as well as maintaining and fostering a sound and balanced development of the financial system as a whole, while protecting the interests of the public in Colombia. The SFC is responsible for inspecting, supervising and controlling Banco Colpatria. Additionally, the SFC promotes, organizes and develops regulations in order to ensure the protection of investors, depositors, shareholders and stakeholders. The SFC is also responsible for financial customer protection.

Other Jurisdictions

The Bank has been authorized in the United Kingdom by the Prudential Regulation Authority (“PRA”) and its London Branch is subject to limited prudential supervision by the PRA and conduct of business, market conduct and anti-money laundering supervision by the Financial Conduct Authority (“FCA”). The PRA also authorizes Scotiabank Europe plc, a wholly owned subsidiary of the Bank which is a United Kingdom incorporated deposit taker. Scotiabank Europe plc’s prudential supervisor is the PRA and its conduct supervisor is the FCA. Outside of the U.S., Mexico, Peru, Chile, Colombia and the United Kingdom, each of the Bank’s branches, agencies and subsidiaries, many of which are banks in their own right, is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.

Certain regulatory developments facing the Bank are described on pages 106 to 107 inclusive of the MD&A and those pages are incorporated herein by reference.

Social and Environmental Policies

Each year the Bank publishes its Corporate Social Responsibility Report, which provides details of the Bank’s social, environmental and governance policies and strategies. This document and additional information can be found in the Corporate Social Responsibility section of the Bank’s website at www.scotiabank.com/csr.

Risk Factors

The risks faced by the Bank are described on pages 68 to 98 inclusive of the MD&A and those pages are incorporated herein by reference.

DIVIDENDS

Restrictions on Dividend Payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common shares or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. In fiscal 2016, the Bank paid all of the non-cumulative preferred share dividends.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities (meaning securities issued by Scotiabank Capital Trust and Scotiabank Tier 1 Trust) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred shares or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred shares or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

Currently, these limitations do not restrict the payment of dividends on preferred shares or common shares.

The Bank’s preferred shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the preferred shares with respect to the payment of dividends.

Dividend Payments

In fiscal 2016, the Bank’s actual common share dividend payout ratio was 49.6%, compared to 47.7% in 2015. The Bank has declared and paid the following dividends on its common shares and preferred shares over the past three completed financial years:

	2016	2015	2014
Common Shares	$2.88	$2.72	$2.56
Series 13[1]	—	—	$0.90
Series 14[2]	$0.5625	$1.125	$1.125
Series 15[3]	$0.843750	$1.125	$1.125
Series 16	$1.3125	$1.3125	$1.3125
Series 17	$1.40	$1.40	$1.40
Series 18[4]	$0.8375	$0.8375	$0.8375
Series 19[4]	$0.628938	$0.697813	$0.7435
Series 20[5]	$0.9025	$0.9025	$0.9025
Series 21[5]	$0.541438	$0.610313	$0.6560
Series 22[6]	$0.957500	$0.957500	$1.030625
Series 23[6]	$0.586438	$0.655313	$0.521875
Series 24[7]	—	—	$0.3906
Series 26[8]	—	—	$0.78125
Series 28[9]	—	—	$0.78125
Series 30	$0.455000	$0.708750	$0.9625
Series 31[10]	$0.366438	—	—
Series 32[11]	$0.638235	$0.9250	$0.9250
Series 33[12]	$0.334959	—	—
Series 34[13]	$1.184800	—	—
Series 36[14]	$0.852350	—	—
Series 38[15]	—	—	—

[1]	On July 29, 2014, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 13.
[2]	On April 27, 2016, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 14.
[3]	On July 27, 2016, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 15.
[4]	On April 26, 2013, 6,302,337 shares of Preferred Shares, Series 18 were converted to Preferred Shares, Series 19.
[5]	On October 26, 2013, 5,960,732 shares of Preferred Shares, Series 20 were converted to Preferred Shares, Series 21.
[6]	On January 26, 2014, 2,623,056 shares of Preferred Shares, Series 22 were converted to Preferred Shares, Series 23.
[7]	On January 26, 2014, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 24.
[8]	On April 26, 2014, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 26.
[9]	On April 26, 2014, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 28.
[10]	On April 26, 2015, 4,457,262 Preferred Shares, Series 30 were converted to Preferred Shares, Series 31.
[11]	On February 1, 2011, 16,345,767 Preferred Shares, Series 32 were issued.
[12]	On February 2, 2016, 5,184,345 Preferred Shares, Series 32 were converted to Preferred Shares, Series 33.
[13]	On December 17, 2015, 14,000,000 Preferred Shares, Series 34 were issued.
[14]	On March 14, 2016, 20,000,000 Preferred Shares, Series 36 were issued.
[15]	No dividends were declared and paid on Preferred Shares, Series 38 in fiscal 2016

DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares. For more details on the Bank’s capital structure, see pages 31 to 37 of the MD&A and notes 23 and 24 of the consolidated financial statements for the year ended October 31, 2016. The Bank incorporates those pages and notes by reference.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares, without nominal or par value, of which 1,207,893,604 common shares were issued and outstanding as at October 31, 2016.

Holders of the Bank’s common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of the Bank are entitled to vote. Common shareholders are entitled to receive dividends, as and when declared on the common shares.

After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the Bank’s common shares shall be entitled to receive the remaining property of the Bank upon liquidation, dissolution or winding-up thereof.

Preferred Shares – General

The authorized preferred share capital of the Bank consists of an unlimited number of preferred shares without nominal or par value issuable in series. The term “Preferred Shares” shall refer to all authorized preferred shares of the Bank.

As at October 31, 2016, Non-cumulative Preferred Shares, Series 16, 17, 18, 19, 20, 21, 22, 23, 30, 31, 32, 33, 34, 36 and 38 were outstanding. In addition, Non-cumulative Preferred Shares, Series 35, 37 and 39 were authorized but are not currently outstanding.

The Preferred Shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

The Bank may not create, without the approval of the holders of Preferred Shares, any other class of shares ranking prior to or on a parity with the Preferred Shares, increase the authorized number of Preferred Shares or amend the provisions attaching to the Preferred Shares.

Any approval to be given by the holders of the Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Preferred Shares at which a majority of the outstanding Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Effective January 1, 2013, in accordance with capital adequacy requirements adopted by OSFI, non-common capital instruments issued after January 1, 2013, including Preferred Shares, must include terms providing for the full and permanent conversion of such securities into common shares upon the occurrence of certain trigger events relating to financial viability (the Non-Viability Contingent Capital or NVCC requirements) in order to qualify as regulatory capital. As of January 1, 2013, all outstanding capital instruments that do not meet the NVCC requirement will be considered non-qualifying capital instruments and will be phased out beginning January 1, 2013. Preferred Shares, Series 34, 35, 36, 37, 38 and 39 satisfy NVCC requirements as they were all issued or authorized after January 1, 2013.

Certain Provisions of the Preferred Shares

Dividends

The holders of the Preferred Shares will be entitled to receive either a fixed or floating rate quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year at the rate specified in the terms of each series. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on a series of Preferred Shares on or before the dividend payment date for a particular quarter, then the entitlement of the holders of such series of Preferred Shares to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.

The holders of the Preferred Shares, Series 16 and 17 are entitled to receive fixed quarterly, non-cumulative cash dividends at the quarterly rate set forth in the terms for each series, as and when declared by the Board of Directors of the Bank.

The holders of the Preferred Shares, Series 18, 20, 22, 30, 32, 34, 36 and 38 are entitled to receive fixed quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank, for the specified initial period as set out in the terms of each series, and thereafter the dividend rate for each series will reset every five years at the rate specified in the terms for such series.

The holders of the Preferred Shares, Series 19, 21, 23, 31, 33, 35, 37 and 39 are entitled to receive floating rate quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank. No Preferred Shares, Series 35, 37 or 39 are currently outstanding.

Redemption

The Preferred Shares currently outstanding will not be redeemable prior to the date specified in the terms for each series. On and after such dates for the Preferred Shares specified in the foregoing sentence and for all other series of Preferred Shares issued and outstanding as at October 31, 2016, subject to the provisions of the Bank Act and to the prior consent of the Superintendent and to certain conditions being met, the Bank may redeem at the time specified in the terms of each series all or any part of an outstanding series of Preferred Shares at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed as specified in the terms of each series.

Notice of any redemption of any series of Preferred Shares will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares in any series are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Rights Upon Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of each series of the Preferred Shares shall be entitled to receive $25.00 per Preferred Share, together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares. The holders of each series of the Preferred Shares shall not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

So long as any shares of a series of Preferred Shares are outstanding, the Bank will not, without the approval of the holders of the relevant series of Preferred Shares given as specified below:

(a)	declare, pay or set apart for payment any dividends on the common shares of the Bank or any other shares ranking junior to the series of Preferred Shares (other than stock dividends payable in shares ranking junior to the series of Preferred Shares);

(b)	redeem, purchase or otherwise retire any common shares or any other shares ranking junior to the series of Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the series of Preferred Shares);

(c)	redeem, purchase or otherwise retire less than all of the series of Preferred Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares of the Bank, redeem, purchase or otherwise retire any other shares ranking on a parity with the series of Preferred Shares;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative preferred shares of the Bank then issued and outstanding and on all other cumulative shares ranking on a parity with the preferred shares of the Bank and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative preferred shares of the Bank (including the series of Preferred Shares) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares of the Bank.

Purchase for Cancellation

Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any series of Preferred Shares outstanding, in the open market at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.

Issuance of Other Series of Preferred Shares

The Bank may issue other series of preferred shares ranking on parity with the Preferred Shares without the authorization of the holders of the Preferred Shares.

Voting Rights

Subject to the provisions of the Bank Act, the holders of a series of Preferred Shares as such will not be entitled to receive notice of, attend, or vote at, any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on such series of Preferred Shares in respect of any quarter. In that event, the holders of such Preferred Shares will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are to be elected and will be entitled to one vote for each Preferred Share held. The voting rights of the holders of such series of Preferred Shares shall forthwith cease upon payment by the Bank of the first dividend on the series of Preferred Shares to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on such series of Preferred Shares in any quarter, in which event such voting rights shall become effective again and so on from time to time.

Constraints on Ownership of the Bank’s Shares

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. Please refer to the section above entitled “Description of the Bank’s Business – General Summary – Supervision and Regulation in Canada” for a summary of these restrictions.

Credit Ratings of Securities and Liquidity

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivative and hedging transactions. The following ratings have been assigned to the Bank’s securities by the rating agencies noted below, which are independent third parties. Credit ratings, including stability or provisional ratings, are not recommendations to purchase, sell or hold a security as they do not comment on market price or suitability for a particular investor. Ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Ratings are subject to revision or withdrawal at any time by the rating agency. Each rating listed in the chart below should be evaluated independently of any other rating applicable to the Bank’s debt and Preferred Shares.

	Moody’s Investor Service (Moody’s)		Standard & Poor’s Ratings Services (S&P)		Fitch Ratings (Fitch)		DBRS Limited (DBRS)
	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)
Senior long-term debt/ deposits	Aa3	2 of 9	A+	3 of 10	AA-	2 of 10	AA	2 of 10
Short-term deposits/commercial paper	P-1	1 of 4	A-1	1 of 6	F1+	1 of 6	R-1(high)	1 of 10
Subordinated debt	A3	3 of 9	A-	3 of 10	A+	3 of 10	AA (low)	2 of 10
Subordinated debt (NVCC)(2)	Baa1	4 of 9	BBB+	4 of 10	N/A	N/A	A(low)	3 of 10
Non-cumulative Preferred Shares	Baa2	4 of 9	BBB/P-2(3)	3 of 9 / 2 of 8	N/A	N/A	Pfd-2(high)	2 of 6
Non-cumulative Preferred Shares (NVCC)(2)	Baa2	4 of 9	P-2(low)(3)	2 of 8	N/A	N/A	Pfd-2	2 of 6
Outlook	Negative	N/A	Stable	N/A	Stable	N/A	Negative	N/A

(1)

Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt of share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low, 1/2/3) to show relative standing within the major rating categories.

(2)	Non-Viability Contingent Capital (NVCC)
(3)	Canadian Scale

On December 11, 2015, S&P changed the Bank’s outlook, along with the outlook of other Canadian banks, to stable from negative. The outlook change was predicated on S&P’s belief that the potential negative ratings impact from the proposed bail-in regime has subsided, with a view that the implementation timetable could be two years or more to 2018 or later.

On October 7, 2016, S&P affirmed the Bank’s A+ rating for Deposits and Senior Debt, as well as the A-1 rating for short-term instruments.

On January 25, 2016, Moody’s downgraded the Bank’s long-term ratings by one notch to Aa3 from Aa2, while affirming the Bank’s short-term deposit rating of P-1. On August 5, 2016, Moody’s published a semi-annual update, affirming the Bank’s Aa3 rating.

On August 22, 2016, DBRS confirmed the Bank’s AA rating.

On October 28, 2016, Fitch affirmed the Bank’s respective long and short-term rating of AA- and F1+.

Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the Federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

The Bank makes payments in the ordinary course to the credit rating agencies for the rating services associated with the assignment of the credit ratings noted above. In addition, the Bank made customary payments in respect of certain other services provided to the Bank by the aforementioned credit rating agencies.

A definition of the categories of each rating as at November 28, 2016 has been obtained from the respective rating agency’s website and is outlined in Schedule B, and a more detailed explanation may be obtained from the applicable rating agency.

MARKET FOR SECURITIES OF THE BANK

The Bank’s common shares are listed under the stock symbol “BNS” on the TSX and the New York Stock Exchange (“NYSE”). The Preferred Shares are listed on the TSX under the stock symbols “BNS.PR.N” for the Preferred Shares, Series 16, “BNS.PR.O” for the Preferred Shares, Series 17, “BNS.PR.P” for the Preferred Shares, Series 18, “BNS.PR.A” for the Preferred Shares, Series 19, “BNS.PR.Q” for the Preferred Shares, Series 20, “BNS.PR.B” for the Preferred Shares, Series 21, “BNS.PR.R” for the Preferred Shares, Series 22, “BNS.PR.C” for the Preferred Shares, Series 23, “BNS.PR.Y” for the Preferred Shares, Series 30, “BNS.PR.D” for the Preferred Shares, Series 31, “BNS.PR.Z” for the Preferred Shares, Series 32, “BNS.PR.F” for the Preferred Shares, Series 33, “BNS PR.E” for the Preferred Shares, Series 34, “BNS PR.G” for the Preferred Shares, Series 36 and “BNS PR.H” for the Preferred Shares, Series 38. From time to time, the Bank also has deposit notes and other securities listed on the London Stock Exchange, Singapore Stock Exchange, Swiss Stock Exchange, Taipei Exchange and the Tokyo Stock Exchange.

Trading Price and Volume

The following table sets out the price range and trading volume of the Bank’s securities on the TSX (as reported by Bloomberg) for the periods indicated:

	Common Shares	Preferred Shares
		Series 14[1]	Series 15[2]	Series 16	Series 17	Series 18	Series 19	Series 20	Series 21
November 2015
-High Price ($)	$62.32	$25.19	$25.25	$25.98	$25.86	$24.86	$24.14	$24.80	$23.25
-Low Price ($)	$58.79	$24.90	$25.00	$25.38	$25.55	$24.25	$22.98	$24.02	$22.38
-Volume (‘000)	51,198	126	181	113	190	146	127	191	244

December 2015
-High Price ($)	$61.33	$25.14	$25.19	$25.89	$25.90	$25.41	$23.45	$24.80	$23.07
-Low Price ($)	$55.27	$24.30	$24.38	$24.87	$25.44	$23.14	$22.33	$22.33	$20.98
-Volume (‘000)	82,023	358	413	151	120	221	645	124	121

January 2016
-High Price ($)	$57.39	$24.71	$24.95	$25.63	$25.70	$25.00	$22.99	$24.45	$22.21
-Low Price ($)	$51.16	$23.42	$23.57	$24.51	$24.93	$22.01	$21.67	$21.51	$20.36
-Volume (‘000)	112,596	565	254	231	136	113	267	113	82

February 2016
-High Price ($)	$57.34	$24.50	$24.71	$25.49	$25.87	$24.34	$22.99	$24.03	$21.80
-Low Price ($)	$51.57	$23.65	$23.65	$24.71	$25.16	$23.51	$22.37	$22.30	$20.14
-Volume (‘000)	82,096	100	145	190	161	87	57	62	37

March 2016
-High Price ($)	$64.13	$25.27	$25.25	$25.46	$25.75	$24.43	$24.14	$23.38	$21.34
-Low Price ($)	$55.96	$23.86	$23.85	$24.93	$25.41	$23.45	$22.66	$22.42	$20.32
-Volume (‘000)	99,042	390	115	230	172	78	120	344	89

April 2016
-High Price ($)	$65.97	$25.00	$25.15	$25.29	$25.46	$24.39	$23.79	$23.65	$22.20
-Low Price ($)	$60.95	$24.97	$24.51	$25.01	$25.21	$23.33	$22.89	$22.39	$20.86
-Volume (‘000)	81,300	1,264	130	127	143	81	47	91	84

May 2016
-High Price ($)	$65.92	—	$25.19	$25.65	$25.70	$24.07	$23.18	$23.43	$21.66
-Low Price ($)	$61.20	—	$24.99	$25.23	$25.30	$23.00	$22.61	$22.45	$21.12
-Volume (‘000)	99,811	—	134	240	293	41	29	56	22

June 2016
-High Price ($)	$67.40	—	$25.30	$25.98	$25.87	$24.42	$23.16	$23.25	$21.92
-Low Price ($)	$62.35	—	$24.98	$25.51	$25.47	$23.75	$22.54	$22.64	$21.26
-Volume (‘000)	107,120	—	799	198	141	96	175	113	79

July 2016
-High Price ($)	$66.70	—	$25.05	$25.80	$25.79	$24.47	$23.44	$24.07	$22.15
-Low Price ($)	$62.42	—	$24.98	$25.34	$25.54	$23.95	$22.67	$22.95	$21.24
-Volume (‘000)	53,589	—	766	130	184	110	181	143	63

August 2016
-High Price ($)	$70.25	—	—	$25.76	$25.98	$24.88	$23.85	$24.40	$22.90
-Low Price ($)	$65.09	—	—	$25.36	$25.60	$24.31	$23.18	$23.88	$22.20
-Volume (‘000)	79,071	—	—	248	241	125	95	213	73

September 2016
-High Price ($)	$71.26	—	—	$25.58	$25.78	$24.55	$23.61	$24.24	$22.97
-Low Price ($)	$68.27	—	—	$25.17	$25.39	$24.00	$22.97	$23.52	$22.21
-Volume (‘000)	62,875	—	—	627	329	57	77	130	42

October 2016
-High Price ($)	$72.50	—	—	$25.27	$25.49	$24.89	$23.83	$24.49	$23.37
-Low Price ($)	$69.05	—	—	$25.17	$25.36	$24.06	$23.10	$23.75	$22.35
-Volume (‘000)	85,369	—	—	189	82	82	99	308	81

[1]	The Preferred Shares, Series 14 were fully redeemed on April 27, 2016.
[2]	The Preferred Shares, Series 15 were fully redeemed on July 27, 2016.

	Preferred Shares
	Series 22	Series 23	Series 30	Series 31	Series 32	Series 33[3]	Series 34[4]	Series 36[5]	Series 38[6]
November 2015
-High Price ($)	$24.98	$23.22	$20.90	$20.14	$21.27	—	—	—	—
-Low Price ($)	$24.15	$22.64	$20.21	$19.28	$20.29	—	—	—	—
-Volume (‘000)	437	154	174	95	450	—	—	—	—

December 2015
-High Price ($)	$24.90	$23.12	$20.90	$19.85	$21.25	—	$25.95	—	—
-Low Price ($)	$22.53	$21.41	$18.57	$17.50	$17.87	—	$25.12	—	—
-Volume (‘000)	356	263	246	83	468	—	1,508	—	—

January 2016
-High Price ($)	$24.66	$22.72	$20.84	$19.61	$20.85	—	$25.89	—	—
-Low Price ($)	$21.95	$20.95	$18.77	$17.60	$18.17	—	$25.14	—	—
-Volume (‘000)	330	23	162	83	676	—	1,655	—	—

February 2016
-High Price ($)	$24.40	$22.35	$19.66	$18.45	$19.52	$18.51	$25.75	—	—
-Low Price ($)	$22.58	$20.66	$18.17	$17.05	$18.05	$17.60	$25.00	—	—
-Volume (‘000)	76	57	209	49	432	12	1,132	—	—

March 2016
-High Price ($)	$23.95	$21.81	$19.29	$18.01	$19.28	$19.51	$26.35	$26.18	—
-Low Price ($)	$22.74	$20.71	$18.57	$17.08	$18.51	$17.51	$25.17	$25.20	—
-Volume (‘000)	197	97	207	79	439	120	559	1,884	—

April 2016
-High Price ($)	$23.95	$22.32	$20.52	$19.36	$21.09	$19.99	$26.30	$26.34	—
-Low Price ($)	$22.67	$21.10	$19.06	$17.73	$19.06	$18.36	$25.70	$25.80	—
-Volume (‘000)	74	33	183	45	389	18	394	1,216	—

May 2016
-High Price ($)	$23.70	$21.76	$20.85	$19.08	$20.80	$19.55	$26.39	$27.01	—
-Low Price ($)	$22.75	$21.33	$19.50	$18.50	$19.50	$19.01	$26.00	$26.12	—
-Volume (‘000)	104	22	84	24	122	5	394	341	—

June 2016
-High Price ($)	$24.02	$22.22	$20.77	$18.96	$20.79	$19.38	$26.74	$26.77	—
-Low Price ($)	$22.90	$21.50	$19.50	$18.59	$19.51	$18.30	$26.08	$26.16	—
-Volume (‘000)	113	62	108	67	164	10	264	679	—

July 2016
-High Price ($)	$24.54	$22.70	$20.48	$19.34	$20.30	$19.96	$27.00	$27.20	—
-Low Price ($)	$23.22	$21.63	$19.56	$18.38	$19.51	$17.94	$26.34	$26.30	—
-Volume (‘000)	113	19	51	39	151	27	187	735	—

August 2016
-High Price ($)	$24.80	$23.19	$20.93	$19.74	$20.95	$20.40	$27.48	$27.44	—
-Low Price ($)	$24.12	$22.55	$20.10	$18.96	$20.00	$19.55	$26.65	$26.70	—
-Volume (‘000)	129	71	133	75	239	37	435	416	—

September 2016
-High Price ($)	$24.60	$23.25	$20.84	$20.13	$20.57	$20.32	$27.09	$27.00	$25.88
-Low Price ($)	$23.98	$22.58	$20.39	$19.24	$20.20	$19.45	$26.50	$26.50	$25.41
-Volume (‘000)	95	34	91	95	132	50	204	264	5,777

October 2016
-High Price ($)	$24.87	$23.54	$21.01	$19.97	$21.00	$20.21	$26.89	$26.93	$25.99
-Low Price ($)	$24.06	$22.59	$20.28	$19.11	$20.30	$19.25	$26.54	$26.49	$25.63
-Volume (‘000)	533	157	130	58	178	41	296	269	2,275

[3]	The Preferred Shares, Series 33 were converted from Series 32 on February 2, 2016.
[4]	The Preferred Shares, Series 34 began trading on December 17, 2015.
[5]	The Preferred Shares, Series 36 began trading on March 14, 2016.
[6]	The Preferred Shares, Series 38 began trading on September 16, 2016.

Prior Sales

In fiscal 2016, the Bank did not issue any shares or subordinated debentures that are not listed or quoted on a marketplace. From time to time, the Bank issues principal at risk notes, which are securities issued by the Bank for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest, including an index, exchange traded fund or a notional basket of equities or other securities. For a list of all subordinated indebtedness of the Bank see note 20 to the Bank’s consolidated financial statements for the year ended October 31, 2016, which is incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

Directors and Board Committees of the Bank

The following table sets out the Bank’s directors as of November 29, 2016. The term of office of each director expires at the close of the Bank’s next annual meeting of shareholders. Information concerning the nominees proposed by management for election as directors at the annual meeting of shareholders will be contained in the Bank’s 2017 Management Proxy Circular.

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Nora A. Aufreiter Toronto, Ontario, Canada (Director since August 25, 2014)	CGC HRC	Corporate Director and a former Senior Partner and leader of McKinsey & Company’s Toronto office

Guillermo E. Babatz Mexico City, Mexico (Director since January 28, 2014)	ACRC RC	Managing Partner of Atik Capital, S.C., an advisory firm specializing in structured finance

Scott B. Bonham Atherton, California, U.S.A. (Director since January 25, 2016)	ACRC CGC	Corporate Director and co-founder of Intentional Capital, a privately held real estate asset management company

Ronald A. Brenneman Calgary, Alberta, Canada (Director since March 28, 2000)	RC – Chair HRC	Corporate Director and retired Executive Vice-Chairman, Suncor Energy Inc., an integrated energy company

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. (Director since September 23, 2013)	ACRC RC	Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, a firm that provides investment advisory and management services in the private markets spectrum

William R. Fatt Toronto, Ontario, Canada (Director since January 27, 2015)	ACRC HRC	Corporate Director and former Chairman and Chief Executive Officer of FRHI Hotels & Resorts

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Tiff Macklem, Ph.D. Toronto, Ontario, Canada (Director since June 22, 2015)	ACRC RC	Dean of the Rotman School of Management at the University of Toronto

Thomas C. O’Neill Toronto, Ontario, Canada (Director since May 26, 2008)	ACRC CGC HRC RC	Chairman of the Board of the Bank and Corporate Director

Eduardo Pacheco Bogota, Colombia (Director since September 25, 2015)	RC	Chief Executive Officer and director of Mercantil Colpatria S.A.

Brian J. Porter Toronto, Ontario, Canada (Director since April 9, 2013)	None	President and Chief Executive Officer of the Bank

Una M. Power Calgary, Alberta, Canada (Director since April 12, 2016)	ACRC HRC	Corporate Director and former Chief Financial Officer of Nexen Energy ULC, an energy company

Aaron W. Regent Toronto, Ontario, Canada (Director since April 9, 2013)	HRC – Chair RC	Founding Partner of Magris Resources Inc., a private equity firm that acquires, develops and operates mining assets on a global basis

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada (Director since May 26, 2008)	CGC HRC	Senior Advisor at Bennett Jones LLP, a law firm, and Corporate Director

Susan L. Segal New York, New York, U.S.A. (Director since December 2, 2011)	CGC – Chair RC	President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas and of the Council of the Americas, an international business organization for companies in the western hemisphere

Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada (Director since August 31, 1999)	ACRC – Chair RC	Corporate Director and the former President and Chief Executive Officer of Empire Company Limited, a Canadian company whose key businesses include food retailing and related real estate

Barbara S. Thomas Belleair, Florida, U.S.A. (Director since September 28, 2004)	CGC HRC	Corporate Director

L. Scott Thomson Vancouver, British Columbia, Canada (Director since April 12, 2016)	ACRC CGC	President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer.

Notes:

ACRC – Audit and Conduct Review Committee

CGC – Corporate Governance Committee

HRC – Human Resources Committee

RC – Risk Committee

All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF for the past five years with the exception of: Guillermo E. Babatz, who, prior to December 2012 was Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico; Scott B. Bonham, who, prior to June 2015 was the co-founder of GGV Capital; Charles H. Dallara, who, prior to February 2013 was Managing Director and Chief Executive

Officer of the Institute of International Finance Inc., a global association of financial institutions; Tiff Macklem, who prior to June 2014, was Senior Deputy Governor of the Bank of Canada; Aaron W. Regent, who, prior to June 2012, was President and Chief Executive Officer of Barrick Gold Corporation, a company engaged in the production and sale of gold, as well as related activities such as exploration and mine development; Indira V. Samarasekera, who prior to July 2015, was President and Vice-Chancellor of the University of Alberta; and L. Scott Thomson, who prior to June 2013 was the Chief Financial Officer of Talisman Energy Inc.

Brian Porter is non-independent, due to his position as President and Chief Executive Officer. Eduardo Pacheco is also non-independent, due to his business relationships with the Bank and its subsidiary, Banco Colpatria.

Executive Officers of the Bank

The following are the Bank’s executive officers, their titles and places of residence in Canada (except as otherwise noted) as of November 29, 2016:

Name and Principal Occupation	Place of Residence

Brian J. Porter President and Chief Executive Officer	Toronto, Ontario

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation	New York, New York, U.S.A.

Dieter W. Jentsch Group Head, Global Banking and Markets	King City, Ontario

Barbara F. Mason Group Head and Chief Human Resources Officer	Toronto, Ontario

Sean D. McGuckin Group Head and Chief Financial Officer	Mississauga, Ontario

James O’Sullivan Group Head, Canadian Banking	Toronto, Ontario

Deborah M. Alexander Executive Vice-President and General Counsel	Toronto, Ontario

Andrew H.W. Branion Executive Vice-President and Group Treasurer	Toronto, Ontario

John Doig Executive Vice-President and Chief Marketing Officer	Toronto, Ontario

Terry K. Fryett Executive Vice-President and Chief Credit Officer	Toronto, Ontario

Stephen P. Hart Chief Risk Officer	Toronto, Ontario

Marianne Hasold-Schilter Executive Vice-President and Chief Administrative Officer, International Banking	Aurora, Ontario

Michael Henry Executive Vice-President, Retail Payments, Deposits and Unsecured Lending	Mississauga, Ontario

Marian Lawson Executive Vice-President, Global Financial Institutions and Transaction Banking	Toronto, Ontario

Kyle McNamara Executive Vice-President and Co-Head Information Technology, Business Systems	Toronto, Ontario

James I. McPhedran Executive Vice-President, Canadian Banking	Toronto, Ontario

Daniel Moore Executive Vice-President and Chief Market Risk Officer	Toronto, Ontario

James Neate Executive Vice-President, International Corporate and Commercial Banking	Mississauga, Ontario

Dan Rees Executive Vice-President, Operations	Toronto, Ontario

Gillian Riley Executive Vice-President, Canadian Commercial Banking	Toronto, Ontario

Shawn Rose Executive Vice-President, Digital Banking	Toronto, Ontario

Maria Theofilaktidis Executive Vice-President, Retail Distribution	Toronto, Ontario

Michael Zerbs Executive Vice-President and Co-Head Information Technology, Enterprise Technology	Markham, Ontario

All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except: Ignacio Deschamps, who prior to June 2015, was Chief Executive Officer of BBVA Bancomer; Shawn Rose, who prior to June 2016, was Group Chief Product Officer at Moneysupermarket (MSM) Group PLC and prior to that, was a Manager at Egy Rose LLC and prior to that, was a Vice-President at Pearson LLC; and Michael Zerbs, who prior to May 2014, was Vice-President, Risk Analytics at IBM and prior to that, was the President and Chief Operating Officer at Algorithmics.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Bank’s knowledge, after having made due inquiry, the Bank confirms that as at the date hereof, no director or executive officer of the Bank:

(a)	is, as at the date of this AIF or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued:

(i)	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this AIF, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, or within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, except Ms. Thomas who was, until September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009 and emerged as a solvent private company on September 2, 2009.

To the best of the Bank’s knowledge, after due inquiry, none of the directors or executive officers of the Bank have been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Shareholdings of Management

To the knowledge of the Bank, the directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank. The Bank’s directors or executive officers own, or exercise control or direction over, less than one percent of the outstanding shares of any of the Bank’s subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Furthermore, the Bank and its subsidiaries may be subject to penalties or sanctions imposed by regulatory authorities or enter into settlement agreements with regulatory authorities from time to time. As the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, fees, administrative penalties and sanctions may be categorized differently by each regulator. Any such penalties imposed under these categories against the Bank and its subsidiaries, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision, and would include penalties such as late filing fees. The Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.16

On November 5, 2015, the Bank and its New York Agency entered a written agreement (the “Agreement”) with the Federal Reserve Bank of New York and the New York State Department of Financial Services. Through the Agreement, the Bank and the New York Agency have committed to, among other things, improving the overall Bank Secrecy Act/Anti-Money Laundering and sanctions framework for the Bank’s U.S. operations. The Agreement also requires the Bank to conduct a review of wire transactions that took place during a specified six-month period. The Bank has hired an external consultant to assist with its remediation efforts. The Bank is not required to engage an independent monitor to assess its compliance with the Agreement. The terms of the Agreement do not include a monetary fine. The Bank has committed significant resources to addressing the findings in the Agreement and enhancing its Bank Secrecy Act/anti-money laundering and sanctions program.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Bank’s knowledge, the Bank confirms that there are no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.

[16]	National Instrument 14-101 limits the meaning of “securities legislation” to Canadian provincial and territorial legislation and “securities regulatory authority” to Canadian provincial and territorial securities regulatory authorities.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Bank’s transfer agent and registrar at the following addresses: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 and Computershare Trust Company N.A., 250 Royall Street, Canton, Massachusetts, 02021, U.S.

CONFLICTS OF INTEREST

To the knowledge of the Bank, no director or executive officer of the Bank has an existing or potential material conflict of interest with the Bank or any of its subsidiaries.

EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct / Code of Ethics of various Canadian provincial institutes/ordre and within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies and any applicable legislation or regulation.

THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE

A copy of the Bank’s Audit and Conduct Review Committee charter is attached to this AIF as Schedule “C” and can also be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

The following directors are members of the Audit and Conduct Review Committee as of November 29, 2016: Paul D. Sobey (Chair and financial expert), Guillermo E. Babatz (financial expert), Scott B. Bonham, Charles H. Dallara, William R. Fatt (financial expert), Tiff Macklem, Thomas C. O’Neill (financial expert), Una M. Power (financial expert) and L. Scott Thomson (financial expert). All of the members of the Committee are financially literate and independent, and six members of the Committee have been designated as financial experts. The Bank’s Board of Directors has designated each of Paul D. Sobey, Guillermo E. Babatz, William R. Fatt, Thomas C. O’Neill, Una M. Power and L. Scott Thomson as an audit committee financial expert, as that term is defined by the NYSE’s corporate governance standards applicable to the Bank. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such persons as members of the Audit and Conduct Review Committee and Board of Directors of the Bank in the absence of such designation.

The education and related experience (as applicable) of each Audit and Conduct Review Committee member is described below.

Paul D. Sobey (Chair) – Mr. Sobey is a corporate director and the former President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company, serving in that capacity from July 1998 to December 2013. He received his B.Comm. from Dalhousie University, attended the Harvard Business School, Advanced Management Program in 1996 and is a chartered accountant. He is a Fellow of the Institute of Chartered Accountants of Nova Scotia.

Guillermo E. Babatz – Mr. Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. He holds a B.A. (Economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. in Economics from Harvard University.

Scott B. Bonham – Mr. Bonham is a corporate director and the co-founder of Intentional Capital, a privately held real estate asset management company. Mr. Bonham is also an active board member of the C100, an association that connects Canadian entrepreneurs and companies with its Silicon Valley network. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and a M.B.A. from Harvard Business School.

Charles H. Dallara – Dr. Dallara is the Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, based in New York. He has 40 years of industry experience. Prior to joining Partners Group in 2013, Dr. Dallara was the Managing Director and Chief Executive Officer of the Institute of International Finance Inc., a global association of financial institutions from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a bachelor’s degree in Economics from the University of South Carolina, a M.A., a M.A. in Law & Diplomacy and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.

William Fatt – Mr. Fatt is a corporate director and the former Chairman and Chief Executive Officer of FRHI Hotels & Resorts. Mr. Fatt has over 30 years of finance, investment, capital markets and international experience. He has held senior executive roles throughout his career, including Vice-President of Finance and Accounting and Chief Financial Officer at Canadian Pacific Limited. Mr. Fatt has also served as a director at several Canadian public issuers over his distinguished carrer. He is currently a member of the board of directors of The Jim Pattison Group Inc. He has a B.A. (Economics) from York University.

Tiff Macklem – Dr. Macklem is Dean of the Rotman School of Management at the University of Toronto. Previously, he served as Senior Deputy Governor and Chief Operating Officer of the Bank of Canada (from July 2010 to May 2014). Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in Economics from Queen’s University, and a M.A. and a Ph.D. in Economics from the University of Western Ontario.

Thomas C. O’Neill – Mr. O’Neill is a Chairman of the Board of the Bank. He is the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a B.Comm. from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario (“CPA Ontario”). In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from CPA Ontario, which is CPA Ontario’s highest honour.

Una M. Power – Ms. Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

L. Scott Thomson – Mr. Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and a M.B.A. from the University of Chicago.

Shareholders’ Auditors

Please refer to Table 81 on page 118 of the MD&A, which is incorporated herein by reference, for disclosure relating to the fees paid by the Bank to the Bank’s Shareholders’ Auditors, KPMG LLP in each of the last three fiscal years. The nature of these services is described below:

•

Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•

Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.

The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging them for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the U.S. Sarbanes-Oxley Act of 2002, Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s consolidated financial statements and MD&A for the year ended October 31, 2016. A copy of such documents may be obtained upon request from the Executive Vice-President and General Counsel of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

Schedule A

Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2016	2015
Canadian
1832 Asset Management L.P.	Toronto, Ontario	$1,762	$1,241
BNS Investments Inc.	Toronto, Ontario	13,733	12,746
Montreal Trust Company of Canada	Montreal, Quebec
Hollis Canadian Bank	Toronto, Ontario	411	392
HollisWealth Inc.	Toronto, Ontario	3,499	3,632
National Trustco Inc.	Toronto, Ontario	650	608
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Calgary, Alberta	175	58
Scotia Capital Inc.	Toronto, Ontario	1,194	1,598
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	509	445
Scotia Life Insurance Company	Toronto, Ontario	166	206
Scotia Mortgage Corporation	Toronto, Ontario	941	797
Scotia Securities Inc.	Toronto, Ontario	80	53
Tangerine Bank	Toronto, Ontario	3,489	3,443

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,302	1,259
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	311	288
The Bank of Nova Scotia International Limited	Nassau, Bahamas	17,815	16,310
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	3,141	2,986
Nova Scotia Inversiones Limitada	Santiago, Chile	3,200	2,585
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Holdings (US) Inc.(2)	Houston, Texas
Scotiabanc Inc.	Houston, Texas
Scotia Capital (USA) Inc.(2)(3)	New York, New York
Scotia International Limited	Nassau, Bahamas	387	899
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	225	145
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,658	1,311
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank de Puerto Rico	San Juan, Puerto Rico	1,371	1,316
Scotiabank El Salvador, S.A. (99.6%)	San Salvador, El Salvador	646	597
Scotiabank Europe plc	London, United Kingdom	2,546	2,472
Scotiabank Peru S.A.A. (98.05%)	Lima, Peru	4,046	3,418

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

Schedule B

Moody’s

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The “P-1” rating indicates that an issuer has a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk. Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The numerical modifiers (1), (2) and (3) indicate that the obligation ranks in the higher end, mid-range or lower end, respectively, of that generic rating category.

Additionally, a *(hyb)* indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firm.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. The “Negative” rating outlook indicates a higher likelihood of a rating change over the medium-term.

S&P

S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated “A-1” is rated in the highest category and indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. A rating in the “A” category means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor’s capacity to meet its financial commitment on the obligation is still strong. An obligation rated in the “BBB” category indicates that the obligation exhibits adequate protection parameters, however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

An S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. A reference to “high” or “low” reflects the relative strength within the rating category, and the absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). The “Stable” rating outlook means that a rating is not likely to change.

Fitch

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. A rating of “F1+” indicates the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. A rating of “AA” denotes expectation of very low default risk and indicates very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. A rating of “A” denotes expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by adding the modifiers “+” or “-” to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one-to-two year period. The “Stable” rating outlook means that the rating is not likely to change over a one to two-year period.

DBRS

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated “AA” are of superior credit quality and capacity for the payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated “A” are of good credit quality and capacity for payment is considered substantial, but of lesser credit quality than AA; and may be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-2 rating indicates that the preferred shares are of satisfactory credit quality.

Rating trends provide guidance in respect of DBRSs opinion regarding outlook for the rating in question. The “Negative” rating trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if the rating trend was “Stable”.

Schedule C

CHARTER

THE BANK OF NOVA SCOTIA

AUDIT AND CONDUCT REVIEW COMMITTEE OF THE BOARD

The Audit and Conduct Review Committee of the Board of Directors (the “Committee”) has the responsibilities and duties as outlined below:

AUDIT

A.	Mandate

1.	To perform such duties as may be required by:

•	the Bank Act (the “Bank Act”), the regulations thereunder and guidelines of the Office of the Superintendent of Financial Institutions Canada (“OSFI”); and

•

other applicable legislation and regulations, including those of the Ontario Securities Commission and the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”), the Securities and Exchange Commission and the Sarbanes-Oxley Act, 2002,

as more fully described under the heading “Duties” below.

2.	To assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities for:

•	the integrity of the Bank’s consolidated financial statements and related quarterly results press releases;

•	the Bank’s compliance with legal and regulatory requirements;

•	the system of internal control, including internal control over financial reporting and disclosure controls and procedures (“internal controls”);

•	the external auditor’s qualifications, independence and performance; and

•	the Bank’s internal audit, finance, compliance and anti-money laundering functions.

3.	To perform such other duties as may from time to time be assigned to the Committee by the Board.

4.	To act as the audit committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

B.	Authority

The Committee has authority to:

•	conduct or authorize investigations into any matters within its scope of responsibility;

•	retain, as appropriate and at the Bank’s expense, independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation;

•	meet with Bank officers, the external auditor or outside counsel, as necessary;

•	determine appropriate funding for independent advisors;

•	communicate directly with the internal and external auditors;

•	receive all material correspondence between the external auditor and management related to audit and interim review findings; and

•	call a meeting of the Board to consider any matter of concern to the Committee.

C.	Duties

The Committee shall:

Financial Information

•

review the quarterly and annual consolidated financial statements of the Bank prior to approval by the Board and disclosure to the public, and satisfy itself that the financial statements present fairly the financial position, results of operations and cash flows of the Bank;

•

review should include discussion with management and the external auditor of significant issues, including significant accounting policies, regarding the financial results, accounting principles, practices and management estimates and judgments;

•	satisfy itself that the Bank’s accounting practices are prudent and appropriate;

•	review the quarterly and annual Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) prior to review and approval by the Board;

•

review any material proposed changes in accounting standards and securities policies or regulation relevant to the Bank’s consolidated financial statements and approve any material changes in accounting policies related to the Bank’s consolidated financial statements;

•

be satisfied that adequate procedures are in place for the review of the Bank’s public disclosure of all consolidated financial statements, related quarterly results press releases and financial information extracted or derived from the Bank’s consolidated financial statements and periodically assess the adequacy of these procedures;

•	review material financial press releases prior to public disclosure;

•	review earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to public disclosure;

•	review investments and transactions that could adversely affect the well-being of the Bank brought to its attention by the external auditor or by any officer of the Bank;

•	discuss significant financial risk exposures and the steps management of the Bank has taken to monitor, control and report such exposures;

•	review the Annual Information Form and Form 40-F; and

•

review the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements.

Internal Controls

•

require Bank management to implement and maintain appropriate internal control procedures including anti-fraud controls and review, evaluate and approve these procedures, including the Bank’s Internal Control Policy, as part of the Bank’s overall internal control framework;

•

receive and review reports from management and internal audit on the design and operating effectiveness of internal controls and any significant control breakdowns, including any reports concerning significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls;

•	as part of this review, the Committee should discuss with management whether any deficiencies identified may be systemic or pervasive;

•	receive and review the external auditor’s audit report on the Bank’s internal controls over financial reporting as of the Bank’s year end; and

•

require management to establish procedures and review and approve the procedures established for the receipt, retention, treatment and resolution of complaints received by the Bank regarding accounting, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees, as part of the Bank’s Whistleblower Policy and Procedures, and carry out the Committee’s responsibilities under the Bank’s Whistleblower Policy and Procedures, as required.

Finance Function

•	oversee the Finance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Financial Officer of the Bank;

•	annually reviewing and approving the mandate of the Chief Financial Officer and the charter of the Finance Department;

•	annually reviewing and approving the organizational structure of the Finance Department;

•	annually reviewing and approving the Finance Department’s resources and budget;

•

annually assessing the effectiveness of the Chief Financial Officer and the effectiveness of the Finance Department, and annually approving the performance review of the Chief Financial Officer, taking into consideration any regulatory findings with respect to the finance function;

•	conveying its views to the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Financial Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Financial Officer; and

•	succession planning for the role of Chief Financial Officer;

•	overseeing that the finance function has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Finance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to the Finance Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Compliance

•	receive reports from management on the Bank’s compliance with legal and regulatory requirements and the adequacy and effectiveness of the Bank’s compliance controls, including:

•

review the annual and other periodic reports of Global Compliance, including compliance with the Bank’s Guidelines for Business Conduct and any instances of material deviation therefrom with corrective actions taken;

•	review the periodic reports on litigation matters; and

•	follow up with management on plans to remediate any deficiencies identified in reports and on any regulatory recommendations or findings, and discuss if weaknesses may exist elsewhere;

•	review the annual letter of certification from the Chief Executive Officer on the Bank’s compliance with the Guidelines for Business Conduct;

•	meet, on its own or with the Board, with representatives of OSFI to discuss OSFI’s supervisory results;

•	meet with Bank management to review and discuss the Bank’s response to OSFI’s recommendations and suggestions pursuant to their supervisory activities;

•	review such returns as specified by OSFI;

•	oversee the Global Compliance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Compliance and Regulatory Officer;

•	annually reviewing and approving the job description for the Chief Compliance and Regulatory Officer and the mandate of the Global Compliance Department;

•	annually reviewing and approving the organizational structure of the Global Compliance Department;

•	annually reviewing and approving the Global Compliance Department’s resources and budget;

•

annually assessing the effectiveness of the Chief Compliance and Regulatory Officer and the effectiveness of the Global Compliance Department, and annually approving the performance review of the Chief Compliance and Regulatory Officer, taking into consideration any regulatory findings with respect to the Global Compliance Department;

•	conveying its view to the Executive Vice-President and General Counsel and the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Compliance and Regulatory Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Compliance and Regulatory Officer; and

•	succession planning for the role of Chief Compliance and Regulatory Officer;

•	overseeing that Global Compliance has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Global Compliance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to Global Compliance are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Anti-Money Laundering and Anti-Terrorist Financing Program

•	oversee the Bank’s Anti-Money Laundering and Anti-Terrorist Financing and Sanctions program;

•	review and approve the Bank’s Anti-Money Laundering/Anti-Terrorist Financing and Sanctions Policy and any significant changes thereto;

•	receive reports on the Bank’s compliance with legal and regulatory anti-money laundering requirements;

•	regularly meet with the Chief Anti-Money Laundering Officer to discuss the effectiveness of the Bank’s Anti-Money Laundering and Anti-Terrorist Financing and Sanctions program; and

•	oversee the Anti-Money Laundering function, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Global Chief Anti-Money Laundering Officer;

•	annually reviewing and approving the job description of the Global Chief Anti-Money Laundering Officer and the mandate of the Anti-Money Laundering function;

•	annually reviewing and approving the organizational structure of the Anti-Money Laundering function;

•	annually reviewing and approving the Anti-Money Laundering function’s resources and budget;

•

annually assessing the effectiveness of the Global Chief Anti-Money Laundering Officer and the effectiveness of the Anti-Money Laundering function, and annually approving the performance review of the Global Chief Anti-Money Laundering Officer, taking into consideration any regulatory findings with respect to the Anti-Money Laundering function;

•	conveying its view to the Executive Vice-President and General Counsel and the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Global Chief Anti-Money Laundering Officer;

•	considerations to be factored into the total compensation to be paid to the Global Chief Anti-Money Laundering Officer; and

•	succession planning for the role of Global Chief Anti-Money Laundering Officer;

•	overseeing that the Anti-Money Laundering function has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Anti-Money Laundering function, reviewing the results of such reviews and reporting such results to the Board; and

•

overseeing that deficiencies identified related to the Anti-Money Laundering function are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Internal Audit

•	review the quarterly and other reports of the Chief Internal Auditor;

•	regularly meet with the Chief Internal Auditor with and/or without management, to discuss the effectiveness of the Bank’s internal control, risk management and governance processes;

•	oversee the Audit Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Internal Auditor;

•	annually reviewing and approving the job description of the Chief Internal Auditor and the charter of the Audit Department;

•	annually reviewing and approving the organizational structure of the Audit Department;

•	annually reviewing and approving the annual audit plan, overall risk assessment methodology, budgets and resources of the Audit Department;

•

annually assessing the effectiveness of the Chief Internal Auditor and the Audit Department, taking into consideration the objectivity and independence of the Bank’s internal audit function, and annually approving the performance review of the Chief Internal Auditor, taking into consideration any regulatory findings with respect to the Audit Department;

•	conveying its view to the President and Chief Executive Officer and the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Internal Auditor;

•	considerations to be factored into the total compensation to be paid to the Chief Internal Auditor; and

•	succession planning for the role of Chief Internal Auditor;

•	periodically requesting independent reviews of the Audit Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to the Audit Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions;

•	ensure the Audit Department has a direct and independent reporting line to the Committee;

•	provide for an open avenue of communication between the Audit Department and the Board; and

•	ensure that the Audit Department’s recommendations are adequately considered and acted on, by providing the Audit Department with the authority to follow-up on observations and recommendations.

External Auditor

•	have responsibility for the oversight of the external auditor who reports directly to the Committee;

•	recommend to the Board the retention or termination of the Bank’s external auditor, subject to shareholder ratification;

•

review and approve the annual audit plan and letter(s) of engagement, and as part of such review, satisfy itself that the Bank’s audit plan is risk based and covers all relevant activities over a measurable cycle;

•	annually review the external auditor’s opinion on the annual financial statements;

•

review and evaluate the external auditor’s qualifications, performance and independence, including a review and evaluation of the lead audit partner, taking into consideration the opinions of management and the Bank’s Audit Department in such evaluation and any concerns raised by OSFI or other stakeholders about the external auditor’s independence;

•

consistent with the Committee’s annual assessment and periodic comprehensive review of the external auditors, the Committee shall establish a policy that stipulates the criteria for the Bank tendering the contract for the role of the Bank’s external auditor;

•

as part of this policy and any review undertaken by the Committee, the Committee should periodically consider whether to put the external auditor contract out for tender, taking into consideration the length of the current external auditor’s tenure and the risks that tenure may pose to the external auditor’s objectivity and independence;

•	review the CPAB’s annual public report, along with any notices required to be communicated by the external auditor to the Committee, including those required by CPAB, OSFI and PCAOB;

•	review and recommend to the Board the annual fee for the audit of the Bank’s consolidated financial statements;

•	as part of this review, the Committee should satisfy itself that the level of audit fees is commensurate with the scope of work undertaken;

•

review and pre-approve in accordance with established pre-approval policy, all services to be provided by the external auditor, including audit and audit related services and permitted tax and non-audit services;

•	delegate the authority to pre-approve non-audit services to a member of the Committee;

•	review external auditor services pre-approved by the delegate of the Committee;

•	review annually the total fees paid to the external auditor by required categories;

•	at least annually, obtain and review reporting from the external auditor describing:

•	the firm’s internal quality-control procedures;

•

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

•	the skill and resources (amount and type) of the firm; and

•	an assessment of all relationships between the external auditor and the Bank that pertain to independence;

•	review the rotation plan for partners on the engagement;

•	meet with the external auditor and with management to discuss the quarterly and the annual consolidated financial statements and the Bank’s disclosure under MD&A;

•	review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	discuss with the external auditor the OSFI returns, investments or transactions reviewed by the Committee pursuant to the Compliance responsibilities in this charter;

•	resolve any disputes between the external auditor and management; and

•	review and approve policies for the Bank’s employment of current and former employees or partners of the current or former external auditor.

Other Duties

•	provide for an open avenue of communication between internal audit, the external auditor and the Board;

•	annually, review the charter for the Committee and evaluate the Committee’s effectiveness in fulfilling its mandate;

•	annually, approve a core plan of reports to be presented to the Committee on matters within its mandate;

•	prepare a committee report for inclusion in the Bank’s management proxy circular; and

•	institute and oversee special investigations as needed.

CONDUCT REVIEW

D.	Mandate

1.	To perform the duties with respect to the Bank’s procedures for ensuring its transactions with its related parties comply with Part XI of the Bank Act and any regulations thereunder as more fully described under the heading “Duties” below.

2.	In the event a widely held bank holding company or insurance holding company has a significant interest in any class of shares of the Bank:

•

to establish policies for entering into transactions referred to in subsection 495.1(1) of the Bank Act, including transactions with a holding company or any other related party of the Bank that is an entity in which the holding company has a substantial investment; and

•

to review certain of the Bank’s transactions that are referred to in subsection 495.3(1) of the Bank Act including any transaction with a widely held insurance or bank holding company or any other related party in which they hold a substantial investment.

3.	To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board concerning the monitoring of adherence to procedures for identifying potential conflicts of interest and for resolving such conflicts of interest, for restricting the use of confidential information, for providing disclosure of information to customers and for dealing with customer complaints as required under subsection 455(1) of the Bank Act, and as more fully described under the heading “Duties” below.

4.	To perform such other duties as are required under the Bank Act or by OSFI, or as may from time to time be assigned by the Board.

5.	To monitor and fulfill the compliance requirements of the Bank in respect of the Financial Consumer Agency of Canada.

6.	To act as the Conduct Review Committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

E.	Duties

1.	Establish criteria for determining whether the value of transactions with related parties of the Bank is nominal or immaterial to the Bank;

2.	Approve the terms and conditions of:

•	loans, other than margin loans, to senior officers of the Bank on terms and conditions more favourable to the senior officers than those offered to the public; and

•	loans to spouses of senior officers of the Bank on the security of mortgages of the principal residences of such spouses on terms and conditions more favourable than those offered to the public;

3.	Approve the practice of the Bank making financial services, other than loans or guarantees, available to senior officers of the Bank or to spouses, or children who are less than 18 years of age of senior officers of the Bank, on terms and conditions more favourable than those offered to the public, provided the financial services are offered by the Bank to its employees on those favourable terms and conditions;

4.	Require Bank management to establish procedures to enable the Bank to verify that its transactions with related parties of the Bank comply with Part XI of the Bank Act and to review those procedures and their effectiveness. These procedures should, among other things, enable management to verify that:

•	all related party transactions are on terms and conditions at least as favourable to the Bank as market terms and conditions, other than transactions referred to in clauses 2 and 3 above;

•	loans to full-time senior officers, other than margin loans and mortgages on their principal residences, do not exceed the greater of twice their annual salaries and $100,000;

•

aggregate loans or guarantees to, and investments in the securities of any related party (subject to certain exceptions) do not exceed 2% of the Bank’s regulatory capital unless the approval of 2/3 of the Board has been obtained; and

•	aggregate loans or guarantees to, and investments in the securities of all related parties (subject to certain exceptions) do not exceed 50% of the Bank’s regulatory capital;

5.	Review the practices of the Bank to identify any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank;

6.	Monitor the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations, and to restrict the use of confidential information; and

7.	Monitor the procedures established by the Board to provide disclosure to customers of the Bank of information that is required to be disclosed by the Bank Act, and for dealing with and reporting complaints made by customers of the Bank who have requested or received products or services in Canada and to satisfy itself that these procedures are being adhered to by the Bank.

COMMITTEE OPERATIONS

F.	Reporting

After each meeting of the Committee, the Committee is required to report to the Board on matters reviewed by the Committee. The Committee shall also report as required to the Risk Committee on relevant issues.

The Chair of the Committee shall review, for completeness, the Board’s report to OSFI with respect to conduct review matters on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.

The Committee shall review and assess the adequacy of this Charter on an annual basis and report the results of this review to the Corporate Governance Committee of the Board.

G.	Composition

Structure

The Committee shall consist of a minimum of 3 Directors. No member of the Committee may serve on more than three audit committees of public company boards without the consent of the Corporate Governance Committee and the Board.

Each member must be financially literate or become financially literate within a reasonable period of time subsequent to his/her appointment to the Committee. At least one member must be a financial expert and at all times a majority of members must be financially literate.

Independence

The Committee is composed entirely of independent directors as defined in applicable laws, rules and regulations and as determined pursuant to the Director Independence Standards approved by the Board for Committee members.

No member of the Committee may be an officer or employee of the Bank or of any of its subsidiaries or affiliates. No member may be a person who is affiliated with the Bank.

Directors’ fees are the only compensation a member of the Committee may be paid by the Bank.

Appointment of Committee Members

Members of the Committee are appointed or reappointed annually by the Board, upon the recommendation of the Corporate Governance Committee, such appointments to take effect immediately following the annual meeting of the shareholders of the Bank. Members of the Committee shall hold office until their successors are appointed, or until they cease to be Directors of the Bank.

Vacancies

Vacancies may be filled for the remainder of the current term of appointment of members of the Committee by the Board, subject to the requirements under the headings “Structure” and “Independence” above.

Appointment and Qualifications of Committee Chair

The Board shall appoint from the Committee membership, a Chair for the Committee to preside at meetings. In the absence of the Chair, one of the other members of the Committee present shall be chosen by the Committee to preside at that meeting.

The Chair for the Committee must have all of the qualifications for Committee membership and have accounting or related financial management expertise.

H.	Meetings

Calling of Meetings

Meetings of the Committee may be called by the Chair, by any member of the Committee or the external auditor. Members may participate in meetings in person or by telephone, electronic or other communications facilities.

Written resolutions in lieu of a meeting are permitted, solely in accordance with the Bank Act.

The Committee shall hold an in camera session immediately prior to and/or following the conclusion of the regular agenda matters. The Committee shall also hold in camera sessions, separately at each Committee meeting, with each of the Chief Financial Officer, Chief Internal Auditor, Chief Compliance and Regulatory Officer and the external auditor. The Committee shall also meet separately, at least quarterly, with management.

To facilitate communication between the Committee and the Risk Committee, the Chair of the Risk Committee shall receive notice of all Committee meetings and may attend Committee meetings by invitation as a non-voting observer.

The Committee may invite any director, officer or employee or any other person to attend meetings to assist the Committee with its deliberations.

Notice of Meetings

Notice of meeting of the Committee shall be sent by prepaid mail, by personal delivery or other means of transmitted or recorded communication or by telephone at least 12 hours before the meeting to each member of the Committee at the member’s address or communication number last recorded with the Secretary. A Committee member may in any manner waive notice of a meeting of the Committee and attendance at a meeting is a waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

Notice to the Internal Auditor and External Auditor

The Chief Internal Auditor and the external auditor are entitled to receive notice of every meeting of the Committee and, at the expense of the Bank, to attend and be heard at each meeting and to have the opportunity to discuss matters with the independent directors, without the presence of management.

Frequency

The Committee shall meet at least quarterly.

Quorum

The quorum for a meeting of the Committee shall be a majority of its members, subject to a minimum of 2 members.

Secretary and Minutes

The Secretary or, in the absence of the Secretary, an Assistant Secretary of the Bank shall act as Secretary of the Committee.

Minutes of meetings of the Committee shall be recorded and maintained by the Secretary and subsequently presented to the Committee and to the Board, if required by the Board.

This Charter was last reviewed and approved by the Board on June 28, 2016.